UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40921

ATHENA CONSUMER ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

442 5th Avenue New York, NY 10018 (970) 925-1572
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one redeemable warrant

Shares of Class A common stock, par value $0.0001 per share, included as part of the units

Redeemable Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

* Effective October 19, 2023, a subsidiary of Next.e.GO N.V. merged with and into Athena Consumer Acquisition Corp., with Athena Consumer Acquisition Corp. surviving such merger and becoming a wholly owned subsidiary of Next.e.GO N.V.

Pursuant to the requirements of the Securities Exchange Act of 1934, Athena Consumer Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 1, 2023	By:	/s/ Jane Park
	Name:	Jane Park
	Title:	Chief Executive Officer (Principal Executive Officer)